WorldSpace, Inc.

August 1, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: WorldSpace, Inc.

Registration Statement on Form S-1

File No. 333-124044

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, WorldSpace, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 3 p.m., New York time, on August 3, 2005 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WorldSpace, Inc.

By:	/s/ DONALD J. FRICKEL
Name:	Donald J. Frickel
Title:	Executive Vice President